Filed Via EDGAR

March 1, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn: Ms. Sandy Eisen
Mr. Chris White, Branch Chief
Mail Stop 4628
100 F Street, N.E.
Washington, DC 20549-4628

RE:	Nevada Geothermal Power Inc.’s Form 20-F for the year ended June 30, 2009, and Form 6-K filed December 2, 2009 File No. 0-49917

Dear Ms. Eisen and Mr. White:

This letter is in response to your letter dated February 1, 2010 and follows up from our letter dated and filed via EDGAR on February 4, 2010 requesting an extension of time until March 1, 2010 to respond to the Commission (which was granted-thank you). Each of our responses in this letter will be provided in the order of the comments raised by the Staff’s February 1, 2010 letter.

Form 20-F for the year ended June 30, 2009

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources, page 64

1. Your disclosure on page 11 states that you have not been in compliance with certain terms of your loan agreement with Trust Company of the West ("TCW"), principally due to project costs exceeding budgeted amounts. Please revise your liquidity discussion to disclose all of the loan terms (or covenants) that you are required to comply with pursuant to this debenture. In addition, specify each loan term for which you were not in compliance as of June 30, 2009. Explain the parameters of each loan term and how far out of compliance you were as of June 30, 2009 by quantifying the amounts when possible. Clarify whether you took steps to become in compliance with the loan terms subsequent to year end or whether you became further out of compliance.

COMMENT 1, PART A

a)	Disclose all of the loan terms (or covenants) that you are required to comply with pursuant to this debenture.

RESPONSE

Please let us note that the Liquidity and Capital Resources section of our Form 20-F references ITEM 4D in the same document. There is an extensive discussion at ITEM 4D (pages 36 to 38) under the heading Blue Mountain History, Description and Development that is relevant to liquidity and capital resources. We did not repeat it in ITEM 5, but rather referenced it. Please note the reference in the third paragraph of page 64 – “see ITEM 4D for details”.

The loan agreement with TCW contains 27 pages of covenants, from pages 69 to 96. We believed that it would not be helpful to disclose all of the covenants in the body of the Form 20-F. The loan agreement with TCW was filed with the Securities and Exchange Commission on January 14, 2009 as Exhibit 4.102 to Form 20-F for the year ended June 30, 2008. This Exhibit 4.102 was also incorporated by reference in the Form 20-F for the year ended June 30, 2009, as filed on December 1, 2009.

Key TCW loan agreement terms are summarized under the heading Liquidity and Capital Resources in the Form 20-F for the year ended June 30, 2009 as filed on December 1, 2009 ( ITEM 5 Operating and Financial Review and Prospects, B. Liquidity and Capital Resources, pages 63 to 64).

COMMENT 1, PART B

b)

Specify each loan term for which you were not in compliance as of June 30, 2009. Explain the parameters of each loan term and how far out of compliance you were as of June 30, 2009 by quantifying the amounts when possible.

RESPONSE

The Company was not in compliance with Section 7.20 (ii) of the Loan Agreement at June 30, 2009. This covenant prevents the Company from exceeding budget line items by either 25% or $3.8 million. At June 30, 2009 some line items exceeded these limits and, as a result, some loan terms/covenants were not in compliance. At June 30, 2009 for example drilling was 176% of budget and, while the increase was partly a timing difference, it was expected to grow further out of compliance.

Under the heading Liquidity and Capital Resources in the Form 20-F for the year ended June 30, 2009 as filed on December 1, 2009 we disclosed the non compliance. We also disclosed an agreement in principle, announced December 2, 2009, to use $25.9 million from DOE grant proceeds to complete required additional drilling and for final project costs. This disclosure can be found at page 64 and also the referenced ITEM 4D, page 37 of the Form 20-F filed on December 1, 2009.

Also, at Note 1 (3rd paragraph) in our June 30, 2009 financial statements, which are part of the Form 20-F filing, we disclosed that Company estimates suggested we would “exceed the $180 million loan facility prior to completion of the Blue Mountain Project.”

COMMENT 1, PART C

c)	Clarify whether you took steps to become in compliance with the loan terms subsequent to year end or whether you became further out of compliance.

RESPONSE

Following June 30, 2009 some budget over-runs continued, particularly drilling costs. Drilling is not yet complete and while it is over the original budget it is within the planned $25.9 million. The Company believes that it conservatively planned a three well program, despite the advice that two wells were required. The three wells have been drilled and the Company continues with further drilling, to try to ensure sufficient power production to fully utilize its power plant and comply with the loan terms.

We have worked closely with the lender TCW, no default was asserted and as announced December 2, 2009, and disclosed in the Form 20F on page 37, the Company has reached the above referenced agreement in principle with the lender resulting in compliance with budget requirements (7.20 (ii)).

2. Your disclosure on page 11 also states that you have not received notice of default from TCW as a result of any non-compliance with the loan agreement. Revise your liquidity section to discuss any communication that you have received from TCW with regard to your non-compliance of the loan terms. Please explain whether they have indicated to you the point at which they would send a formal notice of default on the loans. In this respect, please explain why failure to obtain funding from John Hancock Life Insurance ("John Hancock") or a similar loan from another lender may result in default under the terms of the TCW loan agreement.

COMMENT 2, PART A

Revise your liquidity section to discuss any communication that you have received from TCW with regard to your non-compliance of the loan terms. Please explain whether they have indicated to you the point at which they would send a formal notice of default on the loans.

The Company and TCW have been working closely together on the issue of loan compliance. Communication has been frequent and in depth. Generally communication has been verbal (many telephone calls) but sometimes it was supplemented by email. The Company believes that TCW has expertise with which to evaluate the Company’s progress and prospects. To date, TCW has not communicated “default”, nor have they sent any “notice of default” and the Company believes that TCW has been satisfied with the status of loan

On December 2, 2009, simultaneous with the Form 20-F filing the Company announced the “agreement in principle” with TCW that we have mutually agreed to document when and if we refinance a large portion of the TCW loan, which we anticipate prior to March 31, 2010. The agreement in principle was disclosed in the Form 20-F filing simultaneously with a public announcement. Discussion and disclosure can be found twice on page 37 (the referenced ITEM 4 D), and also referenced on pages 22, 64 and 84. [Note, there is a typo, sometimes it is spelled “principal” and sometimes “principle”.] The agreement includes a waiver of the loan budget non compliance. As of the date of this letter, TCW has not communicated subsequent plans, nor have they have indicated the point at which they would send a formal notice of default on the loan.

COMMENT 2, PART B

In this respect, please explain why failure to obtain funding from John Hancock Life Insurance ("John Hancock") or a similar loan from another lender may result in default under the terms of the TCW loan agreement.

RESPONSE

The TCW loan carries interest at 14%. The potential John Hancock loan is anticipated to carry interest between 5% and 7.5%. At Commercial Operation, declared November 20, 2009, the Company would have become subject to two additional covenants:

7.1 B iii (a) – a commitment to provide projections indicating distributions to the lender will be no less favourable than those projected at the loan closing date.

7.1 B iii (b) - a commitment to provide projections demonstrating a Debt Service Coverage Ratio would exceed 1.4:1 for each fiscal quarter prior to the loan maturity date.

These covenants were waived by the “agreement in principle” announced December 2, 2009 until March 31, 2010 – as disclosed in the Form 20F filing (page 64) and in ITEM 4D (page 37), and elsewhere as noted above.

Failure to obtain funding from John Hancock or similar loan from another lender may leave the Company unable to comply with these covenants since the Company may be unable to pay the interest on the TCW loan and the Debt Service Coverage Ratio denominator will be higher. Consequently, without funding from John Hancock, or similar loan, the Company may be in default under the terms of the TCW loan agreement, despite the waiver of budget non compliance.

We believe the disclosure in the Liquidity and Capital Resources section of the Form 20-F and at the referenced ITEM 4D (pages 37 and 38) provides the requested disclosure. We note the following disclosure:

Referring to 7.1 B iii (a) & (b) - “The terms of the loan are structured in such a way as to require the Company to refinance a significant portion of the debt outstanding as at the balance sheet date shortly after the later of commercial operation and substantial completion of the electricity generation plant, in order to avoid debt covenant violations.”

“The Company must increase power production and issue long term debt to fund repayment of the TCW loan to maintain interest coverage covenant compliance.”

And the discussion at ITEM 4D (page 37) discloses the following:

“The agreement (referring to the “agreement in principle”) also waives the previous non compliance with budget requirements (referring to 7.20 (ii)) and, until the earlier of the closing of the potential John Hancock loan and March 31, 2010 the agreement waives a yield maintenance penalty on early loan repayment and the interest coverage covenant” (referring to 7.1 B iii).

There is a further (third) disclosure relating to 7.1 B iii at Note 10 (3rd paragraph) in our June 30, 2009 financial statements, which are part of the Form 20-F filing:

“The terms of the loan are structured in such a way as to require the Company to refinance a significant portion of the debt outstanding as at a balance sheet date shortly after the later of Commercial Operation and Substantial Completion of the electricity generating plant, in order to avoid debt covenant violations.”

3. Your disclosure on pages 11 and 15 also state that you are in negotiations with John Hancock to receive long term debt up to $95 million, which will in part be used to pay down the TCW loan to $70 million. Please revise your liquidity section to address how you anticipate obtaining this additional financing will impact your overall liquidity and your results of operations.

RESPONSE

The TCW loan carries interest at 14%. The potential John Hancock loan is anticipated to carry interest between 5% and 7.5% but since drilling continues at the project site we are unable to reach a conclusion regarding liquidity. At the time of filing and currently we do not know the interest rate at which the potential refinancing will occur, the extent to which the TCW loan will be repaid nor the power output (and therefore revenue and earnings) of the plant. As a result the disclosure in the Liquidity and Capital Resources discussion, which relies upon the referenced ITEM 4 D at pages 36, 37 and 38 was as follows:

“…based on the multi well flow and injection testing conducted by an independent third party consultant, GeothermEx Inc., the shallow injectors do not provide pressure support to the reservoir. Based on actual data from the plant and reservoir simulation GeothermEx has recommended that NGP should drill two wells, likely two deep injection wells, to bring the plant up to capacity.”

“The plant is currently operating at approximately 70% of the 40 MW targeted capacity…”

“On November 12, 2009 the Company received a $57.9 million grant from the US Department of Treasury, facilitating a $30 million repayment of the TCW loan, and also providing sufficient funds to complete the drilling it believes will increase power production to 40 MW – 47 MW.”

The disclosure avoids providing an “anticipated” impact on liquidity since the Company is unable to make a prediction. At the time of writing and currently the Company estimates higher power production when additional drilling is complete. The associated revenue increase, as well as lower interest resulting from the potential John Hancock re-financing, will improve the forecast TCW interest coverage ratio and distributions. However, the Company does not know the results of the additional drilling, nor John Hancock’s discussion of a loan guarantee with DOE, nor John Hancock’s due diligence. Consequently, the Company is unable to predict the impact of the John Hancock (or similar) financing on overall liquidity and results of operations, and has not made a prediction.

We can say, as disclosed, that:

“…failure to obtain the John Hancock loan, or similar loan from another lender, may result in a default under the terms of the TCW loan agreement” (see page 10),

“The company must increase power production and issue long term debt to fund repayment of the TCW loan to maintain interest coverage covenant compliance” See page 64 in the Liquidity and Capital Resources section.”

And

“The Company is highly dependent upon successfully drilling wells to support an increase in power supply, and/or agreement by NV Energy and/or TCW to certain contract waivers and/or changes. In the event that the Company is unable to raise sufficient financing to repay the TCW loan to approximately $70 million, or further drilling at Blue Mountain is either unsuccessful or is not completed on time or on budget, then the Company could default on its obligations to TCW and/or NV Energy, which may result in a material adverse effect on the Company”, see page 38 ITEM 4 D.

4. Your disclosure on page 15 and other places in your filing state that you require funds for drilling at least three additional wells, which you anticipate will be funded from the John Hancock loan. Please revise your liquidity section to discuss the amount of capital that you estimate the three additional wells will cost as of June 30, 2009.

RESPONSE

ITEM 4D page 37 discloses “…the agreement (in principle) provides the Company with $2 million for general corporate purposes and the remaining $25.9 million from the grant proceeds to complete the required additional drilling and to pay final project costs.” A large portion, not all, of the $25.9 million is for drilling. Drilling was budgeted after the year end at $18.4 million.

Further disclosure from the Form 20-F Liquidity and Capital Resources section is noted below:

“…in November 2009 the Company received a cash grant of $57.9 million from the US Department of Treasury facilitating a $30 million repayment of the TCW loan. The Company is currently negotiating terms under which it may use the remaining proceeds to complete the Blue Mountain project, particularly the required additional drilling (see ITEM 4 D for details). Further partial repayment of the TCW loan will take place if and when new long term debt, such as the potential John Hancock debt is issued”.

Given the responses (above) to the first four questions we would like to suggest that in future we do not reference another section of the Form 20-F within the liquidity and capital resources discussion. In the future we will present a more “plain” presentation in the section itself. However, since we believe ITEM 5, given the reference to ITEM 4D, provides the reader with all material information we would ask to be allowed to make this adjustment in the future, rather than by revising the current filing.

Controls and Procedures, page 107

5. You state that management concluded that the company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2009. You also state that there has been no change in internal control over financial reporting during fiscal 2009 that materially affected or is likely to materially affect your internal control over financial reporting.

We note that your independent auditors’ report signed by Morgan & Company and dated October 10, 2008, indicates that, in the opinion of your independent auditors, you did not maintain effective internal control over financial reporting as of June 30, 2008.

Please explain to us whether management concluded that the company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2008, and if not, how it was able to conclude that it maintained effective control as of June 30, 2009, without having made material changes during the course of the year.

RESPONSE

Management reported its response to the opinion of Morgan & Company in its December 31, 2008 Form 20-F filing (ITEM 15, page 104, last paragraph on the page):

“As a result of testing, one material internal control weakness was noted, notwithstanding there were no errors found. This internal control weakness relates to the Chief Financial Officer’s preparation of complex journal entries. It was discussed with the external auditors that the chief financial officer discusses complex accounting issues with the external auditors prior to preparing journal entries and with the audit committee at quarterly meetings but it was felt prudent to further formalize FY2009 oversight. Following the fiscal year end the Company contracted with a third party to provide advice regarding complex accounting entries, limiting the Chief Financial Officer role to approval of these entries and mitigating the associated risks resulting from the previous lack of segregation.”

The new procedure was implemented immediately following the 2008 year end and maintained throughout fiscal 2009.

As a result, we believe we maintained, in all material respects, effective internal control over financial reporting as of June 30, 2009 and there was no change in internal control over financial reporting during fiscal 2009 that materially affected or is likely to materially affect our internal control over financial reporting. The change occurred at the year end 2008 to address the material weakness noted by Morgan & Company and was disclosed with the 2008 Form 20-F filing.

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 6

c) Foreign Currency Translation, page 7

6. Your disclosure on page 13 states that you changed your reporting currency from the Canadian dollar to the US dollar on October 1, 2008 and you followed the recommendations of EIC-130 of the Canadian Institute of Chartered Accountants in making this change. However, it does not appear that you have provided full disclosure of the effect of the change in reporting currency on the financial statements of prior years as required by this guidance. Please explain how you have complied with the disclosure requirement of this guidance or revise as necessary to fully comply with this guidance.

RESPONSE

In accordance with EIC 130, “Whenever there is a change in reporting currency, there should be full disclosure of the nature of the change, the reason for the change, and its effect on the financial statements of prior years.”

1)	Note 2 r) iv) to our June 30, 2009 financial statements, “Change in reporting currency and classification of foreign subsidiaries” provides full disclosure of the nature of the change, and the reason for the change.
2)	The following table summarizes the effects on the financial statements of prior years and where one can find the financial statement disclosure.

	Before CDN	USD	After USD	WhereDisclosed
Balance Sheet
Fiscal 2008
Accumulated Other Comprehensive Income
Unrealized gain	39,642	33,824	33,824
Currency translation difference - balance from 2007			2,193,728	pg 5, Statement of Changes in Shareholders' Equity
Currency translation difference - 2008	-	-	1,325,969	pg 5, Statement of Changes in Shareholders' Equity
	39,642	33,824	3,553,521
Income Statement
Fiscal 2008
Other Comprehensive Income
Unrealized holding gain/(loss) on marketable securities	(11,000)	(10,889)	(10,889)	pg 3, Statement of Comprehensive Loss
Foreign translation (loss) gain	-	-	1,325,969	pg 3, Statement of Comprehensive Loss
	(11,000)	(10,889)	1,315,080
Fiscal 2007
Other Comprehensive Income
Unrealised holding gain/(loss) on marketable securities	50,642	44,713	44,713	pg 3, Statement of Comprehensive Loss
Foreign translation (loss) gain	-	-	2,193,728	pg 3, Statement of Comprehensive Loss
	50,642	44,713	2,238,441
Cash Flows
Fiscal 2008
Effect of exchange rate changes on cash and cash equivalent	-	-	599,060	pg 4, Statements of Cash Flows

Fiscal 2007
Effect of exchange rate changes on cash and cash equivalent	-	-	595,258	pg 4, Statements of Cash Flows

Accordingly the Company believes that is has complied with the requirements of EIC 130.

7. Please tell us the currency of measurement (or functional currency) that you use for the Blue Mountain operations in Nevada. Please provide your full analysis pursuant to Section 1651 of the CICA Handbook for Canadian GAAP and FASB ASC 830.10.55-5 for US GAAP, which supports your conclusion. Please explain how you considered that the financing and power purchase agreement are both denominated in US dollars when making your determination.

RESPONSE

The currency of measurement (or functional currency) for our US operations is US dollars.

Prior to October 1, 2008, we classified our US subsidiaries as integrated foreign operations in accordance with CICA Section 1651. On August 29, 2008, we concluded a financing with Trust Company of the West (“TCW”) to finance the Blue Mountain project in Nevada. TCW is a US corporation and the financing is denominated in US dollars. On November 2, 2008, the Power Purchase Agreement (“PPA“) was concluded with NV Energy (“NVE”). Again, NVE is a US corporation and the contract is denominated in US dollars. As a result of these significant developments, the Company considered it would be appropriate to revisit the classification of our US subsidiaries for its quarter ended December 31, 2008.

Using CICA 1651.10 criteria:

(a)	Cash flows related to the Nevada assets and liabilities are primarily in US dollars and do not directly affect the parent company’s cash flows significantly.
(b)	Sales prices for electricity (to be sold in Nevada under the PPA) are determined by local competition and are denominated in US dollars.
(c)	The sales market for the foreign (Nevada) operation is in the US, and thus outside the reporting enterprise’s country (Canada).
(d)	Labour, materials and other costs, both for capital investment and operations, are primarily denominated in US dollars.
(e)	The activity of the foreign operation is primarily financed from its own operations, since the foreign operation (in Nevada) is the counterparty to the TCW loan.
(f)	Intercompany transactions are a very small portion of the foreign operation’s activities.

Similarly using FASB 83010-55-5 criteria:

a)	Cash flows related to the Nevada assets and liabilities are primarily in US dollars and do not directly affect the parent company’s cash flows significantly.
b)	Sales prices for the Nevada entity’s products are denominated in US dollars, are not primarily responsive to changes in exchange rates, but are determined more by local competition
c)	There is an active local market for the Nevada entity’s products
d)	US labour, materials and other costs are primarily the Nevada company’s costs
e)	Financing is primarily denominated in US dollars

As a result, we concluded the appropriate currency of measurement for our US operations is the US dollar.

(g) Geothermal Property Costs, page 9

8. You disclose that the amortization of geothermal property costs will commence at the time each property becomes capable of production. Tell us when you believe you will begin amortizing the geothermal property costs relative to the Blue Mountain Project and the method that you intend to use, that is, whether straight line and, if so, over what period of time, or describe the alternative method. Please provide a complete analysis which supports the method you intend to use.

The Company began the amortization of its geothermal property costs when plant testing was complete and the geothermal property assets were placed in service on October 10, 2009. The Company is using the straight line method of depreciating its assets.

Management has determined that the geothermal property costs, primarily intangible drilling costs, will be amortized on a straight line basis over a twenty year period. This was determined by management after considering all available information, including estimates of useful life from a third party consultant. The Company continues to assess well life using experience it is gathering, as well as modeling of future results. On an annual basis, management of the Company will reassess the useful life of the wells and will adjust the period of amortization if required.

9. Your disclosure states that you capitalize acquisition, exploration and development costs on your geothermal properties on an area-of-interest basis. Please disclose how you define an area-of-interest for purposes of your asset grouping and explain how many areas-of-interest that you have. In addition, explain how your asset grouping complies with paragraphs 12 through 17 of Section 3063 of the CICA Handbook for Canadian GAAP and FASB ASC 350.20.25-3 for US GAAP.

RESPONSE

We consider each of our projects as an area-of-interest. As disclosed in Note 7 to the Audited Consolidated Financial Statements for the year ended June 30, 2009, the Company holds four properties and therefore four asset groups, namely: Blue Mountain Project – Nevada; Pumpernickel Valley Project – Nevada; Crump Geyser – Oregon; and Black Warrior Peak Project – Nevada. These projects are defined by their geographic locations. Item 4D Property, Plants and Equipment of our Form 20F for the year ended June 30, 2009 includes a map showing these four properties by geographical location.

Under Canadian GAAP, the Company capitalizes costs of exploration relating to its interests in geothermal properties. Under CICA Section 3063 Impairment of Long-Lived Assets:

When to test for recoverability

09     A long-lived asset should be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

We had determined that there were no such events or changes in circumstances as at June 30, 2009. As such, a test for impairment was not considered necessary for fiscal 2009. Per Note 2 g) to the Audited Consolidated Financial Statements for fiscal 2009, “if an area of interest is abandoned, the costs thereof are charged to income in the year of abandonment”. None of the properties was abandoned as at June 30, 2009.

Grouping Assets

12     For purposes of recognition and measurement of an impairment loss, a long lived asset should be grouped with other assets and liabilities to form an asset group, at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

Paragraphs 12 through 17 of CICA 3063 discuss asset groupings for the purpose of recognition and measurement of an impairment loss. If events or changes in circumstances had indicated a carrying amount may not be recoverable an impairment assessment would have been made on a project by project basis. However, since we had determined it was not necessary to test for recoverability at June 30, 2009, it was not necessary to consider paragraphs 12 through 17.

FASB ASC 350.20.25.-3 states that “Costs of internally developing, maintaining, or restoring intangible assets (including goodwill) that are not specifically identifiable, that have indeterminate lives, or that are inherent in a continuing business and related to an entity as a whole, shall be recognized as an expense when incurred.”

Accordingly, geothermal property interests, that have indeterminate lives, are expensed under US GAAP until the Company has determined that a property is economically feasible and capable of commercial production. The Blue Mountain project is specifically identifiable, is not inherent in a continuing business and related to an entity as a whole and, once economically feasible, has a determinable life. As a result, costs incurred of $38,631,510 after the determination of economic feasibility of the Blue Mountain project in the year-ended June 30, 2009 have been capitalized. All costs incurred prior to that time, have been expensed.

h) Option Proceeds Received on Geothermal Properties, page 9

10. You disclose your accounting for option proceeds received on geothermal properties. Please disclose and explain to us the terms of the option contracts that you enter into with respect to your geothermal properties. Please clarify how you have determined that it is appropriate to account for the proceeds as a reduction in the carrying value of the related geothermal properties for both Canadian and US GAAP.

RESPONSE

On October 12, 2004, Nevada Geothermal Power Inc. (“NGP”) and Nevada Geothermal Power Company (collectively “the Company”) entered into an Option Agreement with Sierra Geothermal Power Corp. (“SGP”), pursuant to which SGP would finance up to $5 million in exploration and development for a 50% interest. Subsequently, the Company and SGP amended the agreement and by December 12, 2007, to complete its earn-in of the 50% interest, SGP was required to make cash payments and issue stock by December 15, 2008 as follows:

(a) make cash payments to NGP totaling$120,000 in accordance with the following schedule	(b) complete Work Programs on the Property totaling $5,000,000, subject to paragraph 3.5 hereof, in accordance with the following schedule	(c) issue to NGP a total of 600,000 common shares in the capital of SGP in accordance with the following schedule	Due Dates
$10,000	NA	100,000 common shares	Previously completed on or before Jan 15, 2005
$10,000	$400,000	100,000 common shares	Previously completed on or before Dec 15, 2005
$10,000	$600,000	100,000 common shares	Previously completed on or before Dec 15, 2006
$20,000	NA	100,000 common shares	To be completed on or before Dec 15, 2007
$70,000	$4,000,000	100,000 common shares	To be completed on or before Dec 15, 2008

For fiscal 2008, NGP recorded a total of $503k from SGP, less than the more than $4 million required for reimbursement of work completed on the Pumpernickel Valley Project. $374k of this amount has been netted against the capitalized exploration costs under Canadian GAAP (as total capitalized costs amounted to $374k at 2008), with the excess amount of $129k recorded as other income, as a recovery of amounts previously expensed. For fiscal 2009, $30k was added back to the deferred exploration costs, as its recoverability had been determined to be doubtful (SGP disputed this amount asserting that NGP had overbilled). The amounts of $374k and $30k have been disclosed in Note 7 b) of the Audited Consolidated Financial Statements for the year ended June 30, 2009, while $129k has been disclosed in the Consolidated Statements of Loss.

Paragraph 25 of CICA Section 3061 Property, Plant and Equipment states that “Net revenue or expense derived from an item of property, plant and equipment prior to substantial completion and readiness for use is included in the cost.”

As the project (Pumpernickel Valley Project, Nevada) was still at the exploration stage, we recorded option proceeds received from SGP as a reduction of the capitalized exploration costs under Canadian GAAP to the extent that exploration costs have been capitalized.

Under US GAAP, the Company has expensed all costs incurred on the Pumpernickel Valley Project. Therefore, the amounts received for option proceeds were netted against the expense item ‘interests in geothermal properties’ and included in net loss. None of the option proceeds have been shown as a reduction in the carrying value of capitalized exploration costs under US GAAP. It was determined to be appropriate to offset the option proceeds against ‘interests in geothermal properties’ on the Consolidated Statements of Loss, as the proceeds were reimbursements of exploration expenses already incurred.

Note 10. Long-Term Liabilities, page 22

11. We note disclosure of the cash settled option that has been granted to TCW. Please revise to disclose your accounting policy for this option and tell us how it complies with both Canadian and US GAAP. In addition, ensure that you have disclosed all material terms of this cash option grant.

RESPONSE

Accounting Policy:

Significant Accounting Policies are disclosed in Note 2 in our June 30, 2009 financial statements, filed with the Form 20-F.

Canadian GAAP

Pursuant to Canadian GAAP – CICA handbook section 3865 - note 2 k) under the heading “Financial Instruments” (in our June 30 financial statement) – we provide the accounting policy for all financial instruments.

Specifically, relating to the Cash Settled Option, “Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the statement of loss and deficit for the period.” This is disclosed in the consolidated financial statements on page 10.

Also in our June 30 2009 financial statements, at Note 14 a) under the heading “Classification of Financial Instruments”, we provide the classification of all financial instruments. The table shows the cash settled option is classified as a liability held for trading and carried at fair value. It must be carried at fair value - CICA 3855.05 (b).

US GAAP

Under US GAAP the cash settled option was accounted for pursuant to the guidance found in FASB Accounting Standards Codification Topic 815-15 “Derivatives and Hedging – Embedded Derivatives”. Under US GAAP, the option is classified as a derivative liability since the economic characteristics and risks of the cash settled option are not clearly and closely related to the host contract (not interest rate dependent), the hybrid instrument is not already re-measured at fair value and a separate instrument with the same terms as the cash settled option would be a derivative instrument.

Pursuant to Topic 815 - 10 the option is carried at fair value.

Disclosure of all material terms:

Our June 30th financial statements Note 10 – Long Term Liabilities - a) TCW financing –4th bullet provides disclosure of the material option terms as follows:

“Upon the earlier of repayment of the debt and maturity, the lender can exercise a cash settled option for a nominal exercise price and receive in cash an amount equal to 7.5% of the fair value of the equity of NGP Blue Mountain 1 LLC – the Blue Mountain project.”

We believe this note 10 a) discloses the material terms of the option. The “nominal” exercise price is $1. We also note that the option agreement comprises exhibits 4.132, 4.133, 4.134 & 4.135 filed with our December 31, 2008 Form 20-F and is incorporated by reference to the December 1, 2009 Form 20-F.

We suggest we will modify Note 2k) for future disclosure as follows, rather than revising the current note disclosure:

Future note 2 k):

Financial instruments carried on the balance sheet include cash and cash equivalents, amounts receivable, marketable securities, accounts payable and accrued liabilities, long-term payables, long term liabilities and derivatives, namely the cash settled option.

The Company classifies its financial instruments into one of the following categories: held to maturity, available for sale, held for trading or loans and receivables. Financial assets classified as held to maturity, loans and receivables and financial liabilities other than those held for trading are measured at amortized cost. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recorded in other comprehensive income. Instruments classified as held for trading, such as the cash settled option, are measured at fair value with unrealized gains and losses recognized in the statement of loss and deficit for the period.

Our proposed addition is included above in bold and underlined.

12. Please clarify the nature of the $777 thousand adjustment to the balance of your long-term liabilities as of June 30, 2009. Please clarify why a change in the estimate of future cash flows would impact the carrying amount of your long-term debt.

RESPONSE

In accordance with CICA 3855 and as disclosed in Note 2 l) Long-Term Liabilities of the financial statements at June 30, 2009, filed with the Form 20F, the TCW loan was recognized initially at fair value, net of transaction costs incurred, and then subsequently at amortized cost using the effective interest rate method. The effective interest rate method is calculated by estimating the cash flows associated with the loan. When the estimated future cash flows change, the Company adjusts the carrying amount of the loan to reflect actual and revised estimated cash flows at each reporting period.

As a result of changes in the project costs, the resulting estimated cash draws, future repayments and certain associated fees as at June 30, 2009, the carrying amount was recalculated and this resulted in a downward adjustment of $777 k from its initial fair value.

Note 11. Asset Retirement Obligation, page 24

13. Please clarify why the prior year estimate of your asset retirement obligations was adjusted by $584 thousand in fiscal year 2009.

RESPONSE

The adjustment related to the wells drilled in fiscal 2007 and fiscal 2008 and was a result of changes in two factors. The first was the estimated costs of remediation, which was revised downward in fiscal 2009 from prior years by a third party engineering consultant. The second change related to the estimated life of wells for purpose of calculating the asset retirement obligation. In fiscal 2009, this was revised from 20 years to 30 years following clarification of the terms of our lease contracts from which we determined that this remedial work would not occur until the end of the plant life. While the economic life of wells for depreciation purposes was determined to be 20 years we do not have a contractual obligation to plug and abandon the wells as soon as the wells have stopped producing. As a result, we believe it is appropriate to use 30 years for purpose of ARO determination, which is the currently expected life of the plant.

These two factors combined resulted in a $584k reduction in the estimated ARO for prior years.

Note 12. Income Taxes, page 25

14. Please clarify how you have determined that the valuation allowance on your deferred tax assets is appropriate as of June 30, 2009 and 2008. In this respect, it appears that you are relying on taxable income that will be generated from the reversal of the deferred tax liabilities related to your geothermal properties and property, plant and equipment to support the unreserved deferred tax asset as of June 30, 2009 and 2008. If this is correct, please explain how you have determined that the reversal of the deferred tax liability will match up with the deferred tax assets in future years.

RESPONSE

We have mapped the pattern of reversal by:

-	projecting the tax depreciation based on the estimated tax base as of 06/30/09;
-	calculating the accounting depreciation of the related assets over their useful lives; an
-	comparing the amount and timing of taxable income generated from the reversal of DIT liabilities related to the geothermal properties and property, plant and equipment to the amount and expiration date of the non-capital losses carried forward as of 06/30/09.

Based on this exercise, we determined that the non-capital losses carried forward as of 06/30/09 would be more than offset by the taxable income generated through the reversal of the DIT liabilities as detailed above. This would occur well before year 2029, which is the final year of its expiration.

Note 18. Material Differences Between Canadian and United States Generally Accepted Accounting Principles (GAAP)

15. We note your disclosure that you have determined that the Blue Mountain project is economically feasible. Please clarify when you made this determination. In addition, please clarify how you assess whether a particular project is economically feasible.

RESPONSE

Under US GAAP the Company’s mineral property acquisition costs are expensed until management has determined that the property is economically feasible and capable of commercial production. This treatment is consistent with the SEC Division of Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance regarding mining exploration costs which states:

“Recoverability of capitalized costs is likely to be insupportable under FASB Statement No. 121 prior to determining the existence of a commercially minable deposit, as contemplated by Industry Guide 7 for a mining company in the exploration stage.”

NGP developed an assessment of commercial and technical feasibility that included the following elements:

1.	A third party engineering firm’s assessment of the resource. GeothermEx Inc. provided a report indicating the resource would generate 40 MW power (90% probability) on April 21, 2008.
2.	A power purchase contract with NV Energy, the state utility, provided a commitment to purchase power for a period of twenty years. Pricing and escalation were partially contracted at August 18, 2006, and fully contracted at November 2, 2008.
3.	Ormat Nevada Inc., an experienced geothermal contractor and operator, entered into a fixed price, date certain, performance guaranteed contract to build a power generation plant and train operating personnel on March 28, 2008.
4.	The Company (NGP Inc.) developed an economic model, including plant operating costs and estimates of project costs (that were not guaranteed by Ormat), in consultation with third parties.
5.	Luminate Management and Technical Consulting confirmed the Company’s work, to Trust Company of the West, on August 27, 2008 as part of the loan closing August 29, 2008.

The above elements comprise our work to confirm the project is economically feasible. Third party independent confirmation of feasibility, as well as the terms of financing, was complete when the TCW loan closed on August 29, 2008. Simultaneously we determined the project was economically feasible.

We will amend our filing in future as follows:

i. Deferred Exploration Expenditures – Interests in Geothermal Properties

Under Canadian GAAP, the Company capitalizes costs of exploration relating to its interests in geothermal properties. Under US GAAP, all such costs are expensed until the Company has determined that the property is economically feasible and capable of commercial production. The Company uses the following indicators of economic feasibility:

  A third party assessment of the resource.
  Contracts indicating the recoverability of expenditures.
  The development of an economic model indicating the feasibility of the project.
  Financing to complete the project.

The Company determined that the Blue Mountain project was economically feasible on August 29, 2008. As a result, costs incurred after the determination of economic feasibility of the Blue Mountain project in the year-ended June 30, 2009 have been capitalized.

16. Please clarify the difference in the reconciling amounts for the interest in geothermal properties in your net loss US GAAP reconciliation and your interest in Geothermal Property US GAAP reconciliation for all years presented.

RESPONSE

The differences in the reconciling amounts for the interests in geothermal properties in the net loss US GAAP reconciliation and the interest in Geothermal Property US GAAP reconciliation for all years presented are due to foreign exchange translation differences. The foreign exchange translation differences were a result of the change in our reporting currency to the US dollar, as detailed in note 2 r) of the financial statements.

We have represented the reconciliation tables below to break out the foreign exchange translation differences included in the balance sheet reconciliation amounts:

	2009	2008	2007

Net loss in accordance with Canadian GAAP	$(5,088,760)	$(3,425,767)	$(2,538,389)
Deduct:
Geothermal property expenditures	(2,204,043)	(25,742,445)	(13,908,651)
Net loss in accordance with US GAAP	$(7,292,803)	$(29,168,212)	$(16,447,040)

	2009	2008	2007

Interest in Geothermal Properties - Canadian GAAP	$88,561,126	$50,250,926	$23,634,855

Geothermal properties expenditures – before foreign currency adjustment	(50,271,921)	(48,067,878)	(22,325,433)
Foreign currency adjustment	794,378	(2,183,048)	(1,309,422)
Difference in capitalized interest	(452,073)	-	-
Total adjustments under US GAAP	(49,929,616)	(50,250,926)	(23,634,855)
Interest in Geothermal Properties - US GAAP	$38,631,510	$-	$-

The Geothermal Property Expenditures in the Net Loss reconciliation table represent the current year additions to the capitalized expenditures, which are the differences between the Geothermal Properties Expenditures – before foreign currency adjustment for the current year and prior year in the Interests in Geothermal Properties reconciliation table. For example, for 2009, the $2,204,043 reconciling amount in the Net Loss table is the difference between the $50,271,921 and $48,067,878 in the second table.

Form 6-K filed December 2, 2009

General

17. You state on page 15 of your Form 20-F that you began earning revenue in August 2009. Tell us why your unaudited interim financial statements for the first quarter ended September 30, 2009, do not reflect revenue earned.

RESPONSE

Para 25 of CICA Section 3061 Property, Plant and Equipment states that:

“Net revenue or expense derived from an item of property, plant and equipment prior to substantial completion and readiness for use is included in the cost.”

For the months of August and September 2009, the Blue Mountain power plant generated $225,000 in revenue arising from the sale of electricity generated during the testing phase. The power plant was declared completed and ready for use on October 10, 2009. Hence, the test revenues were recorded as a reduction of the capitalized cost of the plant, in accordance with Canadian GAAP. We will clarify in future filings.

Exhibit 99-2, Management's Discussion and Analysis

18. The first paragraph of your document states that dollar amounts referred to in your MD&A are expressed in US dollars except where indicated otherwise. It appears to us appropriate to discuss your results in US dollars, which is your reporting currency. Tell us why you believe it is appropriate to discuss results of operations in Canadian dollars beginning on page 5.

RESPONSE

The Canadian dollar denominated table in the MD&A is provided to help investors evaluate cost trends at the Canadian office where costs are incurred in Canadian dollars. In future we will provide the information in US dollars.

CONCLUSION:

In conclusion we acknowledge that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Andrew Studley
Chief Financial Officer